U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from_____________to_____________

Commission file numbers 0-28191

BGC PARTNERS, INC. DEFERRAL PLAN FOR EMPLOYEES OF

BGC PARTNERS, INC., CANTOR FITZGERALD, L.P. AND THEIR AFFILIATES

(Full title of the plan)

BGC PARTNERS, INC.

499 Park Avenue

New York, New York 10022

(Name of issuer of the securities held

pursuant to the plan and the address of

its principal executive office)

BGC PARTNERS, INC. DEFERRAL PLAN FOR EMPLOYEES OF BGC PARTNERS, INC.,

CANTOR FITZGERALD, L.P. AND THEIR AFFILIATES FORM 11-K

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and

The Investment and Administrative

Committees of the BGC

Partners, Inc. Deferral Plan for

Employees of BGC Partners, Inc.,

Cantor Fitzgerald, L.P. and

Their Affiliates

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc., Cantor Fitzgerald, L.P. and Their Affiliates (the “Plan”) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2019 and 2018, and the changes in its net assets available for benefits for the year ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP We have served as the Plan’s auditor since 2008.
New York, New York June 26, 2020

BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc., Cantor

Fitzgerald, L.P. and Their Affiliates

Statements of Net Assets Available for Benefits

	December 31,
	2019	2018
ASSETS:
Cash and cash equivalents	$703,193	$1,319,606
Participant-directed investments at fair value	459,676,034	367,518,621
Participant contribution receivables	1,394,659	1,138,547
Employer contribution receivables	7,162	9,031
Notes receivable from participants	6,401,219	6,387,971
Total assets	468,182,267	376,373,776
LIABILITIES:
Other liabilities	29,908	23,369
Total liabilities	29,908	23,369
NET ASSETS AVAILABLE FOR BENEFITS	$468,152,359	$376,350,407

The accompanying notes are an integral part of these financial statements.

BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc., Cantor

Fitzgerald, L.P. and Their Affiliates

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2019
ADDITIONS:
Contributions:
Participant contributions	$48,280,940
Employer contributions	222,442
Rollover contributions	8,932,828
Total contributions	57,436,210
Investment income:
Net appreciation in fair value of investments	73,994,090
Interest and dividends	8,125,746
Net investment gain	82,119,836
Other income:
Interest on notes receivable from participants	230,704
Total additions	139,786,750
DEDUCTIONS:
Distributions to participants	46,730,554
Administrative expenses	1,254,244
Total deductions	47,984,798
NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS	91,801,952
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	376,350,407
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$468,152,359

The accompanying notes are an integral part of these financial statements.

BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc.,

Cantor Fitzgerald, L.P. and Their Affiliates

Notes to Financial Statements

As of December 31, 2019 and 2018, and for the Year Ended December 31, 2019

1.	Description of Plan

The following description of the BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc., Cantor Fitzgerald, L.P. and Their Affiliates (the “Plan”), provides general information concerning the Plan. Participants should refer to the Plan document and the Plan’s summary plan description for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is co-sponsored by Cantor Fitzgerald, L.P. (“CFLP”) and BGC Partners, Inc. (“BGC Partners”). CFLP and BGC Partners, as well as their participating domestic affiliates, are collectively referred to as the “Company.”

The trustee for the Plan is AdvisorTrust, LLC (“AdvisorTrust”). AdvisorTrust uses TD Ameritrade, Inc. (“TD Ameritrade”) to provide custody of assets, trading, income collection, contribution deposit processing and paying agent services. The trustee is legally responsible for maintaining the assets of the Plan, making distribution payments as directed by the Company and generally performing all other acts deemed necessary or proper to fulfill its responsibility as set forth in the trust agreement pertaining to the Plan. Professional Capital Services, LLC is the Plan’s recordkeeper.

Committees — The Plan is supervised by an Administrative Committee and an Investment Committee. Both committees are comprised of the same seven members who are all employees of the Company.

The Administrative Committee has the authority, in its sole discretion, to interpret the Plan, to develop rules and regulations, to carry out the provisions of the Plan, to make factual determinations, and to resolve questions relating to eligibility for and the amount of benefits.

The Investment Committee has the authority to make and deal with any investment in any manner consistent with the Plan that it deems advisable. The Investment Committee is assisted by an independent, registered investment advisor, Brinker Capital, Inc. (“Brinker”), in managing the overall investment process and supervision of the Plan’s investments. Brinker acts as an investment fiduciary and investment manager in accordance with ERISA Section 3(38). Representatives of Brinker and PCS attend the quarterly Investment Committee meetings.

Eligibility — All employees of the Company are eligible to participate in the Plan upon hire and upon reaching the age of 21, except for temporary or casual employees unless they have completed 1,000 hours within 12 months, individuals classified by the Company as independent contractors, leased employees, employees covered under a collective bargaining agreement and non-resident aliens who receive no earned income from U.S. sources. Eligibility begins the first day of the following month after these requirements are met.

Plan Amendments — On November 27, 2019, the Plan was amended to address the establishment of Newmark’s own retirement plan and the liquidation of remaining assets in the Newmark fund held by BGC participants. On September 7, 2018, the Plan was amended to address the treatment of missing participants or uncashed benefit payment checks (see “Forfeitures” below for more information). As described below, the Plan was also amended on November 29, 2018 in anticipation of the spin-off of Newmark Group, Inc. by BGC Partners, Inc.

Spin-Off of Newmark Group Inc. — Effective November 30, 2018 (the “Spin Date”), BGC Partners completed its distribution (the “Spin-Off”) of all of the shares of common stock of Newmark Group Inc. (“Newmark”) owned by BGC Partners to its stockholders. As a result, on the Spin Date, each share of BGC Partners common stock in the BGC Partners Stock Portfolio received a certain number of shares of Newmark common stock. Effective on the Spin Date, the Plan will maintain an investment fund to hold the Newmark common stock (the “Newmark Fund”). Also effective on the Spin Date, Newmark shall be a Participating Employer in the Plan. Per the BGC Partners, Inc. Deferral Plan Discretionary-Trustee Agreement, dated November 28, 2018, Advisor Trust was appointed the “Discretionary Trustee.” The Discretionary Trustee has been engaged to monitor the BGC Partners Stock Portfolio and the Newmark Fund. The Discretionary Trustee will take such actions as it deems necessary and prudent under ERISA with respect to the BGC Partners Stock Portfolio and Newmark Fund under the Plan.

Newmark Fund — As described above, effective as of the Spin Date, the Plan maintains an investment fund known as the Newmark Fund, which holds the Newmark common stock received by the Plan from the Spin-Off. Each participant who was invested in the BGC Partners Stock Portfolio on the Spin Date has an interest in the Newmark Fund based upon their relative investment in the BGC Partners Stock Portfolio on the Spin Date. While each participant with an interest in the Newmark Fund has the right to liquidate their investment in the Newmark Fund (pursuant to the rules and procedures established by the Administrative Committee), no new investments can be made in the Newmark Fund. No dividends paid on the Newmark common stock in the Newmark Fund may be reinvested in additional interests in the Newmark Fund. Such dividends will be invested in the Brinker ETF Strategy, until such time as the participant modifies their investment direction. Per the Eighth Plan amendment dated November 27, 2019, participants in the Newmark Fund must liquidate their holdings in the Newmark Fund and redirect their funds to another investment fund by November 30, 2020.

Newmark Participants — Newmark participants will continue to participate in the Plan after the Spin Date, however, they will no longer be entitled to invest contributions in the BGC Partners Stock Portfolio. With respect to Newmark participants, no dividends paid on the BGC Partners common stock in the BGC Partners Stock Portfolio after the Spin Date will be reinvested in additional interests in the BGC Partners Stock Portfolio. Such dividends will be invested in the Brinker ETF Strategy, until such time as the participant modifies their investment direction. Newmark intends to adopt its own retirement plan for the Newmark participants effective on a date to be determined by November 30, 2020.

Participant and Company Contributions — Eligible employees may elect to contribute from 1% to 80% of their compensation to the Plan in the form of pre-tax contributions, Roth contributions, and/or after-tax contributions. The combined amount of a participant’s pre-tax and Roth contributions may not exceed a statutory limit ($19,000 for 2019 and $18,500 for 2018, subject to adjustment in future years for cost-of-living increases in accordance with the Internal Revenue Code (“IRC” or the “Code”)). The Plan permits rollover contributions, the majority of which are due to acquisitions, and permits participants age 50 and over to make catch-up contributions of up to $6,000 for both 2019 and 2018. In addition, there are other limitations set forth in the IRC, which the Plan must satisfy. Contributions exceeding the limit will be refunded to the participants. Contributions, amounting to $29,908 and $23,369, which were in excess of IRC limitations related to the 2019 and 2018 Plan years, were refunded to the participants by June 4, 2020 and April 15, 2019, respectively. Excess contributions are recorded as a liability within the Statements of Net Assets Available for Benefits.

Certain eligible employees that are covered by a real estate and facilities management agreement between the Company and a client of the Company (“Client-Site Agreement”) are entitled to matching contributions into the Plan. The matching contributions are funded by the client of the Company as the principal duties of the employee consist of performing services for the client.

Investment Options — Participants direct the investment of their contributions into the various investment options offered by the Plan. As of December 31, 2019, investment options include various mutual funds, Exchange Traded Funds (“ETFs”), a demand deposit account, and the BGC Partners Stock Portfolio (elections to invest in the BGC Partners Stock Portfolio are available to BGC Partners employees only, and are subject to BGC Partners’ employee trading policies).

The BGC Partners Stock Portfolio is primarily composed of the BGC Partners, Inc. Class A common stock and cash. The cash component generally represents approximately 3% of the total fund and provides the fund liquidity for participant redemptions. Participants purchase units of participation in the BGC Partners Stock Portfolio based on their contributions to such fund along with income that the fund may earn, less distributions made to the Plan’s participants. The BGC Partners Stock Portfolio is considered a level 1 investment within the fair value hierarchy. The Plan does not limit the amount a participant can invest in the BGC Partners Stock Portfolio.

Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Plan’s Trustee prior to the time that such rights may be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. Participants have the same voting rights in the event of a tender offer.

On the first day of the month following their hire dates, eligible employees have the right to participate in the Plan. One month after the date of eligibility, employees who have neither submitted elections to participate, nor declined to participate in the Plan are auto-enrolled in the Plan by the Company at a rate of 6% of compensation. These deferrals are invested in the Brinker ETF Strategy based on the participant’s age.

Vesting — Substantially all participants are immediately and fully vested in their elective deferrals, qualified non-elective contributions, rollover contributions, matching contributions covered by a Client-Site Agreement and investment earnings (losses) thereon. Certain participants that joined the Plan through acquisitions had legacy matching contributions, with vesting schedules, which are subject to potential forfeiture.

Forfeitures — Certain contributions are subject to forfeiture as described in “Vesting” above. If a participant’s employment terminates before the employer contribution becomes fully vested, the unvested portion of his or her account is forfeited. In addition, in accordance with the amendment adopted by the Plan on September 7, 2018, if a required minimum distribution payment is returned to the Plan and the Employer or Administrative Committee has made reasonable efforts to locate the participant, spouse or beneficiary, and the participant, spouse or beneficiary has not been located, after six months the benefits of the participant may be forfeited. Forfeitures are available to pay administrative expenses. As of December 31, 2019 and 2018, forfeited accounts totaled $6,722 and $39,913, respectively.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, any matching contributions and Plan earnings, and charged with withdrawals and allocable Plan losses and expenses (other than expenses paid by the Company). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Distributions — Payment of benefits begins as soon as practicable following termination of employment. If a participant’s account balance is more than $1,000, no distribution will be made prior to normal retirement age (later of age 59 1/2 or completion of five years of service) without the participant’s written consent. Participants may elect to defer receipt until April 1 following the later of the calendar year in which the participant attains age 70 1/2 or the calendar year in which the participant terminates employment with the Company.

In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (“IRS”) and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Notes Receivable From Participants — The minimum amount available to participants as a loan under the Plan is $500, and the maximum amount available will be the lesser of (i) $50,000 (reduced by a participant’s highest outstanding loan balance during the preceding 12 months), or (ii) 50% of the value of the vested portion of a participant’s account. Interest on the outstanding loans will be a commercially reasonable rate and the loans will have to be repaid within five years, except if the purpose of the loan is the purchase of a primary residence.  All loans will become due and payable upon any separation from employment, other than a separation from employment on account of disability. Participant loans were $6,401,219 and $6,387,971 as of December 31, 2019 and 2018, respectively, and are included in Notes receivable from participants in the Statements of Net Assets Available for Benefits.

Risks and Uncertainties — The Plan provides for various investment options. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that the risk factors could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and changes therein.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its sponsorship of the Plan and to terminate the Plan at any time subject to the provisions of ERISA. In the event the Plan is terminated, employees will become 100% vested in their accounts.

2.	Summary of Significant Accounting Policies

Basis of Accounting — The Plan’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Benefit Payments to Participants and Beneficiaries — Benefits are recorded when disbursed. As of December 31, 2019, approximately $733 thousand was allocated to accounts of participants who had elected to withdraw from the Plan but had not been paid yet.

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes thereof. Actual results could differ from the estimates and assumptions used. Estimates that are particularly susceptible to change include assumptions used in determining the fair value of investments.

Investment Valuation and Income Recognition — All of the Plan’s investments are stated at fair value. See Note 5—“Fair Value Measurements” for more information. Shares of registered investment companies are valued at quoted market prices, which represent the asset value of shares held by the Plan at year end. The BGC Partners Stock Portfolio is composed primarily of the BGC Partners, Inc. Class A common stock which is valued at its quoted market price at the end of the year. The Newmark Fund is composed primarily of Newmark Group, Inc. Class A common stock which is valued at its quoted market price at the end of the year (see Note 1—“Description of Plan” for more information). The Plan holds an investment in the Morley Stable Value Fund (“MSVF”), a collective trust. The collective trust fund is valued at net asset value (“NAV”) as determined by using estimated fair value. NAV is used as a practical expedient for fair value and is provided by the investment manager. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Dividends and interest received by the Plan are reinvested into the respective funds.

Notes Receivable From Participants — The Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned, and is included in Other income in the Statements of Net Assets Available for Benefits. Related fees are recorded as administrative expenses and are recorded when they are incurred.

Excess Contributions Payable — Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the excess contributions to the applicable participants prior to July 15, 2020. See “Participant and Company Contributions” in Note 1—“Description of Plan” for more information.

Management Fees and Operating Expenses — Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from the mutual fund on a daily basis and are not reflected separately. Management fees and operating expenses for the privately managed funds are accrued on a daily basis and are reflected in the daily unitized price and are paid on a quarterly basis. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. Fees charged by the Plan recordkeeper, the trustee and the investment advisor are included in Administrative expenses in the Statement of Changes in Net Assets Available for Benefits.

Cash and Cash Equivalents — Cash and cash equivalents include cash and short-term interest-bearing investments with initial maturities of three months or less. Such amounts, which are recorded at cost plus accrued interest, generally represent participant contributions that are held in money market accounts pending investment in participant-directed investments. The majority of the cash and cash equivalent balances held as of December 31, 2019 have subsequently been invested in participant-directed investments.

Recent Accounting Pronouncements — In August 2018, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The ASU eliminates, amends and adds certain disclosure requirements for fair value measurements. The new standard will become effective for the Company beginning January 1, 2020 and early adoption was permitted for eliminated and modified fair value measurement disclosures. As permitted by the transition guidance in the ASU, the Company early adopted the eliminated and modified disclosure requirements as of December 31, 2018 and plans to adopt the remaining disclosure requirements effective January 1, 2020. The provisions of the standard are not expected to have a material impact on the Plan’s fair value disclosures.

3.	Exempt Party-In-Interest Transactions

Certain officers and employees of the Company, who are participants in the Plan, perform administrative services related to the operation, recordkeeping and financial reporting of the Plan. The Company, at its option, pays these and other administrative expenses on behalf of the Plan. The Plan would pay such expenses if the Company discontinued its practice of paying them.

AdvisorTrust is the trustee of the Plan, while TD Ameritrade is the sub-custodian of the Plan’s assets. TD Ameritrade manages the BGC Partners Stock Portfolio, the Newmark Fund and the TD Bank USA Money Market Deposit Account.

The BGC Partners Stock Portfolio was valued at $6.8 million and $5.6 million as of December 31, 2019 and 2018, respectively. The Newmark Fund was valued at $4.9 million and $3.8 million as of December 31, 2019 and 2018, respectively (see Note 1—“Description of Plan” for more information regarding the Newmark Fund). The total of the BGC Partners Stock Portfolio and Newmark Fund comprised approximately 3% of net assets as of both December 31, 2019 and December 31, 2018. The net assets of the Plan invested in TD Ameritrade Money Market Deposit accounts were $0.4 million and $20.1 million as of December 31, 2019 and 2018, respectively.

Although these transactions qualify as party-in-interest transactions, they are specifically exempt in accordance with certain U.S. Department of Labor (“DOL”) Prohibited Transaction Class Exemptions.

4.	Income Tax Status of Plan

The Plan has received a determination letter from the IRS dated March 20, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. The Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 and 2018, there were no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5.	Fair Value Measurements

The FASB guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under the FASB guidance are as follows:

•	Level 1 measurements—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•	Level 2 measurements—Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.
•	Level 3 measurements—Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Investments that were measured at NAV as a practical expedient are not classified in the fair value hierarchy.

The following table sets forth by level within the fair value hierarchy the fair value of the Plan’s investments as of December 31, 2019.

	Investments at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Mutual funds	$285,577,124	$—	$—	$285,577,124
Exchange traded funds	136,221,211	—	—	136,221,211
Demand deposit account(a)	20,785,116			20,785,116
BGC Partners Stock Portfolio (excludes cash component)	6,781,977	—	—	6,781,977
Newmark Fund (excludes cash component)(b)	4,903,626	—	—	4,903,626
Total assets in the fair value hierarchy(c)	$454,269,054	$—	$—	454,269,054
Investments measured at net asset value as a practical expedient:
Collective trust				5,406,980
Total investments at fair value				$459,676,034

(a)	Valued at outstanding balance plus accrued interest, which approximates fair value.
(b)	See Note 1—“Description of Plan” for more information about the Newmark Fund.
(c)	Valued at the net asset value.

The following table sets forth by level within the fair value hierarchy the fair value of the Plan’s investments as of December 31, 2018.

	Investments at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
Mutual funds	$250,807,900	$—	$—	$250,807,900
Exchange traded funds	100,999,399	—	—	100,999,399
BGC Partners Stock Portfolio (excludes cash component)	5,608,695	—	—	5,608,695
Newmark Fund (excludes cash component)(a)	3,823,214	—	—	3,823,214
Total assets in the fair value hierarchy(b)	$361,239,208	$—	$—	361,239,208
Investments measured at net asset value as a practical expedient:
Collective trust				6,279,413
Total investments at fair value				$367,518,621

(a)	See Note 1—“Description of Plan” for more information about the Newmark Fund.
(b)	Valued at the net asset value.

There have been no significant changes in the valuation techniques during the year ended December 31, 2019.

Where quoted market prices are available in an active market, investments are classified within Level 1 of the valuation hierarchy. Level 1 investments include common stock, ETFs and mutual funds. ETFs and mutual funds are valued at the daily closing price as reported by the fund. They are open-ended and registered with the SEC and deemed to be actively traded. Investments in the BGC Partners common stock fund and the Newmark Fund are valued at the closing price reported on NASDAQ.

The Plan holds an investment in the MSVF, a collective trust. The MSVF seeks to be low risk and provide preservation of capital, relatively consistent returns, and liquidity for benefit-responsive participant payments. The MSVF invests in a variety of high quality stable value investment contracts, wrap contracts, and cash and cash equivalents. The collective trust fund is valued at NAV as determined by using estimated fair value. NAV is used as a practical expedient for fair value and is provided by the investment manager.

6.	Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2019 and 2018, respectively, to the Form 5500:

	December 31,
	2019	2018
Net assets available for benefits per the financial statements	$468,152,359	$376,350,407
Less: Benefit claims payable	733,124	311,954
Net assets available for benefits per the Form 5500	$467,419,235	$376,038,453

The following is a reconciliation of distributions to participants per the financial statements for the year ended December 31, 2019 to the Form 5500:

Year Ended December 31, 2019
Distributions to participants per the financial statements	$46,730,554
Add: Amounts allocated to withdrawing participants at December 31, 2019	421,170
Distributions to participants per the Form 5500	$47,151,724

Benefit claims payable to participants are recorded on the Form 5500 for benefits claims that have been processed and approved for payment prior to year-end but not paid as of that date.

7.	Subsequent Events

As a result of the spread of COVID-19 coronavirus, economic uncertainties have arisen which have resulted in significant volatility in the investment markets. The duration of these uncertainties and the ultimate financial effects cannot be reasonably estimated at this time.  The Plan has implemented certain provisions offered under the Coronavirus Aid, Relief, and Economic Security Act (the CARES Act) and the Setting Every Community Up for Retirement Enhancement Act of 2019 (the SECURE Act), which laws change the Plan to, among others, allow certain eligible individuals to receive coronavirus-related relief for loan repayment, suspend required minimum distributions, delay the commencement date for required minimum distributions and permit distributions on account of the birth or adoption of a child. Written amendments to the Plan to reflect these operational changes will be adopted at a later date in accordance with applicable law and IRS guidance. No other subsequent events were identified through the date these financial statements were issued.

SUPPLEMENTAL SCHEDULE

BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc., Cantor Fitzgerald, L.P. and Their Affiliates

Plan Number 001

Employer Identification Number (EIN) 13-3680189

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)

As of December 31, 2019

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Cost**	Current Value
	Cash and Cash Equivalents
	Matrix Trust Cash Account	Cash Equivalent	—	$339,374
*	TD Bank USA Money Market Deposit Account	Cash Equivalent	—	363,819
	Participant-Directed Investments
	American Funds Europacific Growth Fund Class R-6	Registered Investment Co.	—	13,430,921
	American Funds The Growth Fund of America Class R-6	Registered Investment Co.	—	16,071,663
	American Funds The Income Fund of America Class R-6	Registered Investment Co.	—	9,500,583
	Baron Emerging Markets Fund Institutional Class	Registered Investment Co.	—	3,326,382
*	BGC Partners Inc Stock Portfolio	Unitized Portfolio Account	—	6,781,977
	Columbia Select Large Cap Growth Fund Class A	Registered Investment Co.	—	7,196,150
	Delaware Value Fund Value Class R-6	Registered Investment Co.	—	3,936,457
	Dodge & Cox Stock Fund	Registered Investment Co.	—	23,929,303
	Doubleline Low Duration Emerging Markets Fixed Income	Registered Investment Co.	—	2,410,876
	Doubleline Total Return Bond Fund Class I	Registered Investment Co.	—	11,771,646
	Doubleline Total Return Bond Fund Class N	Registered Investment Co.	—	18,003,162
	Driehaus Active Income Fund	Registered Investment Co.	—	63
	Driehaus Event Driven Fund	Registered Investment Co.	—	2,342,218
	Direhaus Small Cap Growth Institutional	Registered Investment Co.	—	4,605,368
	Fidelity Capital & Income Fund	Registered Investment Co.	—	6,036,036
	Fidelity Contrafund	Registered Investment Co.	—	18,136,330
	Fidelity Low-Priced Stock Fund	Registered Investment Co.	—	6,303,875
	Financial Select Sector SPDR ETF	Registered Investment Co.	—	74
	First Eagle Overseas Fund Class A	Registered Investment Co.	—	159
	First Eagle Overseas Fund Class R6	Registered Investment Co.	—	4,082,772
	iShares Core 1-5 Year USD Bond	Registered Investment Co.	—	1,739,751
	iShares Core MSCI Emerging Markets	Registered Investment Co.	—	5,107,244
	iShares Core MSCI Total Intl Stk	Registered Investment Co.	—	22,754,820
	iShares Core US Aggregate Bond	Registered Investment Co.	—	19,124,633
	iShares Core US REIT	Registered Investment Co.	—	6,744,290
	iShares North American Natural Resources	Registered Investment Co.	—	3,637,100
	JPMorgan Strategic Income Opports R5	Registered Investment Co.	—	4,051,176
	Matrix Trust Retirement Cash Account	Cash Equivalent	—	20,785,116
	Morley Stable Value Fund	Common Collective Trust	—	5,406,980
*	Newmark Group Inc Stock Portfolio	Unitized Portfolio Account	—	4,903,626
	Riverpark Strategic Income Fund Institutional Class	Registered Investment Co.	—	5,469,881
	The Merger Fund	Registered Investment Co.	—	127
	T. Rowe Price International Stock Fund I	Registered Investment Co.	—	4,264,376
	Undiscovered Managers Behavioral Value Fund Class R-6	Registered Investment Co.	—	1,548,136
	Vanguard Health Care Fund Admiral Shares	Registered Investment Co.	—	18,704,996
	Vanguard Institutional Index Fund Institutional Shares	Registered Investment Co.	—	35,875,375
	Vanguard Mid-Cap Index Fund Admiral Shares	Registered Investment Co.	—	18,735,022
	Vanguard Short-Term Treasury Admiral Shares	Registered Investment Co.	—	5,742,630
	Vanguard Small-Cap Index Fund Admiral Shares	Registered Investment Co.	—	17,553,664
	Vanguard Total Bond Market Index Fund Admiral Shares	Registered Investment Co.	—	2,865,308
	Vanguard Total Stock Market ETF	Registered Investment Co.	—	77,113,299
	Vanguard Total Stock Market Index Fund Admiral Shares	Registered Investment Co.	—	9,599,178
	Victory Global Natural Resources Fund Class Y	Registered Investment Co.	—	29
	Wasatch International Opportunities Institutional	Registered Investment Co.	—	4,558,478
	Wells Fargo Special Mid Cap Value Institutional	Registered Investment Co.	—	5,524,784
*	Participant Loans	Participants Loans (1)		6,401,219
				466,077,253
				$466,780,446

*	Party-in-interest as defined by ERISA.
**	Cost information is not required for participant-directed investments and is therefore not included.
(1)	Maturing 2020 to 2055 at interest rates of 3.25% to 10.00%.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the BGC Partners, Inc. Deferral Plan for Employees of BGC Partners, Inc., Cantor Fitzgerald, L.P. and Their Affiliates has duly caused this annual report for the fiscal year ended December 31, 2019 to be signed on its behalf by the undersigned hereunto duly authorized.

BGC PARTNERS, INC. DEFERRAL PLAN FOR EMPLOYEES OF BGC PARTNERS, INC., CANTOR FITZGERALD, L.P. AND THEIR AFFILIATES

By:	/s/ Steven Bisgay
Name:	Steven Bisgay
Title:	Chief Financial Officer
BGC Partners, Inc.

Date: June 26, 2020

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm